

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 6, 2009

Mr. Stratton J. Nicolaides
Chief Executive Officer and Chairman
Numerex Corp.
1600 Parkwood Circle
Suite 500
Atlanta, GA 30339-2119

> **Re**: **Numerex Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-22920**

Dear Mr. Nicolaides:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director